Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or “the Company”)

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that at the annual general meeting of the Company convened on Wednesday, September 26, 2018 (in terms of the notice of annual general meeting posted on July 23, 2018) all the resolutions tabled thereat were passed by the requisite majority of MiX Telematics shareholders.

Details of the results of voting at the annual general meeting are as follows:

-	total number of MiX Telematics shares in issue as at the date of the annual general meeting: 569 756 453
-
total number of MiX Telematics shares that were present/represented at the annual general meeting: 543 895 839 being 95% of the total number of MiX Telematics shares that could have been voted at the annual general meeting.

Special resolution 1: Repurchases of securities
Shares voted* 542 915 251	For 539 628 226, being 99.39%	Against 3 287 025, being 0.61%	Abstentions^ 980 588, being 0.16%
Special resolution 2: Financial assistance to related and inter-related companies
Shares voted* 539 323 376	For 537 787 251, being 99.72%	Against 1 536 125, being 0.28%	Abstentions^ 4 572 463, being 0.75%
Non-binding resolution 1: Endorsement of Remuneration Policy
Shares voted* 542 696 646	For 467 269 153, being 86.10%	Against 75 427 493, being 13.90%	Abstentions^ 1 199 193, being 0.20%
Non-binding resolution 2: Endorsement of Remuneration Implementation Report
Shares voted* 542 772 496	For 521 543 903, being 96.09%	Against 21 228 593, being 3.91%	Abstentions^ 1 123 343, being 0.18%
Ordinary resolution 1: Adoption of the annual financial statements
Shares voted* 541 374 276	For 541 251 726, being 99.98%	Against 122 550, being 0.02%	Abstentions^ 2 521 563, being 0.41%
Ordinary resolution 2: Placing shares under the control of directors
Shares voted* 539 365 533	For 533 765 483, being 98.96%	Against 5 600 050, being 1.04%	Abstentions^ 4 530 306, being 0.74%
Ordinary resolution 3: Confirmation of appointment of F Roji-Maplanka as a director of the Company
Shares voted* 543 145 326	For 542 106 076, being 99.81%	Against 1 039 250, being 0.19%	Abstentions^ 750 513, being 0.12%

Ordinary resolution 4: Confirmation of appointment of F Futwa as a director of the Company
Shares voted* 543 087 576	For 542 042 126, being 99.81%	Against 1 045 450, being 0.19%	Abstentions^ 808 263, being 0.13%
Ordinary resolution 5: Re-election of R Bruyns as a director of the Company
Shares voted* 543 181 176	For 540 395 921, being 99.49%	Against 2 785 255, being 0.51%	Abstentions^ 714 663, being 0.12%
Ordinary resolution 6: Re-election of I Jacobs as a director of the Company
Shares voted* 543 176 926	For 542 172 171, being 99.82%	Against 1 004 755, being 0.18%	Abstentions^ 718 913, being 0.12%
Ordinary resolution 7.1: Re-appointment of A Welton as Chairman of the Audit and Risk Committee
Shares voted* 543 088 001	For 542 142 971, being 99.83%	Against 945 030, being 0.17%	Abstentions^ 807 838, being 0.13%
Ordinary resolution 7.2: Re-appointment of R Bruyns as a member of the Audit and Risk Committee
Shares voted* 543 122 451	For 541 314 246, being 99.67%	Against 1 808 205, being 0.33%	Abstentions^ 773 388, being 0.13%
Ordinary resolution 7.3: Appointment of F Roji-Maplanka as a member of the Audit and Risk Committee
Shares voted* 543 088 326	For 542 086 396, being 99.82%	Against 1 001 930, being 0.18%	Abstentions^ 807 513, being 0.13%
Ordinary resolution 7.4: Appointment of F Futwa as a member of the Audit and Risk Committee
Shares voted* 543 059 101	For 542 049 126, being 99.81%	Against 1 009 975, being 0.19%	Abstentions^ 836 738, being 0.14%
Ordinary resolution 8: Appointment of auditors
Shares voted* 543 167 951	For 542 805 446, being 99.93%	Against 362 505, being 0.07%	Abstentions^ 727 888, being 0.12%
Ordinary resolution 9: General authority to issue shares for cash
Shares voted* 543 100 301	For 541 417 358, being 99.69%	Against 1 682 943, being 0.31%	Abstentions^ 795 538, being 0.13%
Ordinary resolution 10: Signature of documentation
Shares voted* 542 920 201	For 542 243 401, being 99.88%	Against 676 800, being 0.12%	Abstentions^ 975 638, being 0.16%
* shares excluding abstentions
^ in relation to total shares is issue (excluding treasury shares)

September 27, 2018

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